
May 2, 2012

Via E-mail
Sallye W. Soltner
Chief Executive Officer
First State Capital Investments, Incorporated
1514 N. 35th Street
Seattle, WA 98103

> Re: **First State Capital Investments, Incorporated**
> **Form 10-12G**
> **Filed April 9, 2012**
> **File No. 000-54644**

Dear Ms. Soltner:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you are voluntarily registering your common stock under Section 12(g) of the Securities Exchange Act of 1934. We further note your acknowledgement that the Form 10 goes effective automatically by lapse of time 60 days after the original filing date, pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. If our comments are not addressed within this 60-day time period, you may wish to withdraw the Form 10 prior to effectiveness and refile a new Form 10 including changes responsive to our comments. If you choose not to withdraw, you will be subject to the reporting requirements under Section 13(a) of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed.

Involvement in Certain Legal Proceedings, page 13

2. Please revise your disclosure to cover the required 10-year period. Please refer to Item 401(f) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 14

3. We note your statement that there have been no transactions between the company and any related person in an amount that exceeds $120,000. Please revise to state, if true, that you have not engaged in such transactions between the company and related party that exceeds $120, 000 or one percent of your total assets at year end. Please refer to Item 404(d) of Regulation S-K.

4. We note your disclosure concerning potential conflict of interest as officers and directors of another "blank check" company. Please revise your disclosure to clarify your method of resolving your conflict of interest given that both officers have the conflict and you presently do not have any shareholders other than your two officers and directors.

Description of Registrant's Securities to be Registered, page 17

5. We note your statement in the second to the last full paragraph on page 17 that your description of your securities is qualified in its entirety by the provisions of your Certificate of Incorporation and By-laws. As you are responsible for the accuracy of the information in the filing, this type of qualification is inappropriate. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Catherine Brown, Staff Attorney, at (202) 551-3513 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Catherine T. Brown for

Mara L. Ransom
Assistant Director